EATON VANCE MANAGEMENT The Eaton Vance Building 255 State Street Boston, MA 02109 Telephone: (617) 482-8260 Telecopy: (617) 338-8054

October 25, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Office of Filings, Information & Consumer Services

Re:	Eaton Vance Mutual Funds Trust
Post-Effective Amendment No. 130 (1933 Act File No. 2-90946)
Counsel’s Representation Pursuant to Rule 485(b)(4)

Ladies and Gentlemen:

     As internal counsel of Eaton Vance Mutual Funds Trust (the “Registrant”) I have reviewed the above-mentioned post-effective amendment to the Registrant’s Registration Statement on Form N-1A being transmitted electronically concurrently herewith, which amendment will become effective on the date set forth on the facing sheet for the amendment, pursuant to Rule 485(b) under the Securities Act of 1933. It is my view that the amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours,

/s/Maureen A. Gemma, Esq.
Maureen A. Gemma, Esq.
Vice President